FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 9, 2006

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics December 2005 Sales Reached Record High at NT$24,592 Million”, dated January 9, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: January 9, 2006	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics December 2005 Sales Reached Record High at
NT$24,592 Million

Issued by: AU Optronics Corp.
Issued on: January 9, 2006

Hsinchu, Taiwan, January 9, 2006 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced preliminary consolidated December 2005 monthly revenues, which reached a record high of NT$24,592 million, while unconsolidated net sales totaled NT$24,589 million, both representing an increase of 1.6% sequentially. On a year-over-year comparison, December 2005 consolidated revenues increased by 84.4%, while unconsolidated net sales rose by 89.1% .

Driven primarily by shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications, the new record reached a high of 3.32 million, a 4.7% increase from November 2005. Shipments of small- and medium-sized panels declined to total 4.35 million, a 17.5 % sequential decrease due to seasonal demand.

Preliminary shipments of large-sized panels for the forth quarter reached 9.60 million, a 20.4% sequential increase, while shipments for small- and medium-sized panels declined to total 14.17 million, a 19.4 % sequential decrease due to seasonal demand. Unit sales across the board exceeded forth quarter guidance, provided on October 25, 2005, primarily contributed by the smooth ramp-up of AUO’s Gen. 6 fabrication facility.

For the year ended December 31, 2005, unaudited consolidated and unconsolidated revenue totaled NT$217,388 million and NT$217,295 million respectively, representing 29.3% and 32.0% Y-o-Y growth. Unit shipments increased by 62.6% for large-sized panels and 62.2% for small- and medium-sized panels.

(a)	Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)
Net Sales(1)(2)	Consolidated(3)	Unconsolidated
December 2005	24,592	24,589
November 2005	24,207	24,205
M-o-M Growth	1.6%	1.6%

December 2004	13,339	13,005
Y-o-Y Growth	84.4%	89.1%
Year Ended December 2005	217,388	217,295
Year Ended December 2004	168,112	164,603
Y-o-Y Growth	29.3%	32.0%

(1)	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2)	Monthly figures are unaudited, prepared by AU Optronics Corp.
(3)	Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, and AU Optronics (Suzhou) Corporation.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s third largest manufacturer* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 13.6%* of global market share and generated revenue of NT$217.4billion (US$6.75 bn)* in 2005. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s next generation (7.5 -Generation ) fabrication facility production is scheduled for mass production in 4Q 2006. The Company currently operates one 6th-generation, three 5th-generation, one 4th-generation, and three 3.5 -generation TFT- LCD fabs, in addition to four module assembly facilities and a R&D fab specializing in low temperature poly silicon TFT and organic LED. AUO is one of few top-tier TFT-LCD manufacturer capable of offering a wide range of small- to large- size (1.5” -46”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

*As shown on DisplaySearch Quarterly Large-Area TFT-LCD Shipment Report dated Dec 2, 2005. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2005 year end revenue converted by an exchange rate of NTD32.2039:USD1.

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5008899 ext 3211
Fax: +886-3-5772730      Email:yawenhsiao@auo.com